Exhibit (a)(1)(I)
SLM Option Exchange Program Summary
What is the Option Exchange Program?
A one-time opportunity to exchange existing eligible stock options for “replacement” stock options with a lower strike (exercise) price.
The exchange will be offered during an “exchange period” (offer period) beginning May 17th, 2010 and ending 11:59 p.m. (ET) on June 14, 2010.

Option Exchange Period
May 17 – June 14
Participation in the program is voluntary; there is no penalty for not participating. Current stock options will remain unchanged if not exchanged.
Eligible Employees
SLM employees (FT and PT) who are active or on leave with eligible options as of the start of the exchange period and continue to be employed through the end of the exchange period. Current and former members of the SLM Board of Directors and SLM named executive offers are not eligible to participate.
Eligible Options
Stock options granted from approximately January 2, 2001 – January 31, 2008 with a strike price equal to or greater than $20.94. Eligible Options are sometimes referred to as “Net Settled Shares” or “SARs”. Restricted shares/units, bonus shares, previously replaced options or shares of common stock acquired on the open market or through participation in one of Sallie Mae’s employee programs (i.e. 401k, deferred compensation, employee stock purchase plan) are not eligible for the exchange program.
Eligible options can be vested or unvested. However, they must be outstanding (that is, not previously exercised, expired, terminated or forfeited) as of the start and end of the exchange period. Eligible options must also have a remaining term that expires after January 1, 2011.
Employees will be able to see all of their eligible options by viewing their own personal grant information on the Exchange Website at www.salliemaeexchange.com.
What will Happen?
Eligible options selected for exchange will be cancelled at the expiration of the exchange period. Replacement options will be granted at the expiration of the exchange period with a strike price equal to the closing price of SLM’s stock on that day.
The original expiration date of the eligible options will carry over to the replacement options, but the replacement options will take on a new vesting cycle (outlined below), regardless of whether the eligible options have already vested. In short, all replacement options will have at least a minimum 6 month vesting period.

Vesting Status		Replacement Options
(Existing Options)	Grant Type	Vesting Schedule	Vesting Date
Vested	Non-Mgmt Grant	6 months from June 14th Grant Date	December 14, 2010
	Management Grant	6 months from June 14th Grant Date	December 14, 2010

Unvested	Non-Mgmt Grant	12 months from June 14th Grant Date	June 14, 2011
	Management Grant	24 months from June 14th Grant Date	50% on June 14, 2011 50% on June 14, 2012

Example:
Sue, a Collections Rep, was granted 500 stock options on July 1, 2004. Since this grant was “time vested” over a 3 year period, it fully vested in July of 2005, 2006 and 2007. Sue has not yet exercised any of those options.
If Sue decides to exchange this grant, the 500 options would be canceled and replaced with a new grant generally for fewer options with a June 14th grant date and strike price as of the close of that day. According to the above chart, the replacement grant will vest on December 14th, 2010. Only after December 14th, and before the grant expires, may Sue exercise the grant.
Employees holding multiple grants may choose to exchange some, all or none of their eligible grants on a grant-by-grant basis. Employees cannot exchange only part of a grant. If an employee exchanges a partially vested grant (from January 31, 2008), the employee will receive replacement grants with one portion vesting in 6 months; the other in 12 months.
How will the number of new options be determined?
An “exchange ratio” will be used to determine how many replacement options an employee will receive on a grant-by-grant basis. The ratio is based on several factors, including strike price, and is intended to provide the same relative value as the eligible option being exchanged. Since eligible options will most likely be valued lower than the replacement options, fewer replacement options will generally be granted to maintain the same value.
What happens upon a Job Abolishment?
If an employee ceases to be employed by SLM due to job abolishment (and not due to death or disability), any replacement options held by the employee will be subject to the terms of the SLM Corporation 2009-2012 Incentive Plan and the Stock Option Award Agreement.
•	Vested options are exercisable up to 3 months/90 days after the date of termination.

•	Unvested, existing options which have not been exchanged and were granted on/before May 21, 2009 vest as of the termination date and are exercisable up to 3 months/90 days from the date of termination.

•	Unvested “replacement” options will be cancelled effective the date of termination.

Example:
Recall that Sue, a Collections Rep, was granted 500 stock options on July 1, 2004. Since this grant was “time vested” over a 3 year period, this grant was fully vested.
Since Sue exchanged this grant, she received a replacement grant on June 14, 2010 which is subject to a 6 month vesting period with a December 14th vesting date. If Sue’s job is abolished on December 1st, her replacement grant will not have vested and would therefore be cancelled.
Next Steps:
All eligible employees will receive an email on May 17th informing them of their eligibility to participate in the program and next steps. This communication will also be mailed to the employee’s home.
No action is required if an employee chooses not to participate.
Who do I contact with questions?
Questions about this program and requests for additional copies of any related document should be directed to Global Shares at (877) 231-1697or via email at: salliemaeexchange@globalshares.com

Additional Information Regarding the Exchange Program
SLM Corporation (the “Company”) has filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) in connection with the exchange program. Persons who are eligible to participate in the exchange program should read the Tender Offer Statement on Schedule TO and other related materials, because they contain important information about the exchange program. The Company’s shareholders and option holders may obtain the written materials described above and other documents filed by the Company with the SEC free of charge from the SEC’s Web site at www.sec.gov. In addition, shareholders and option holders may obtain free copies of the documents filed by the Company with the SEC at the investor page on the Company’s Web site at www.salliemae.com/about/investors.
First distributed 5/18/10